UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $0.002 Per Share

(Title of Class of Securities)

G5876H105

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Michael Rashkin

Interim Chief Financial Officer

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Carmen Chang, Esq.
Tom Savage, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, CA 94304
Tel:  (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$367,845,275	$11,293

*                                         Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common shares that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $367,845,275 as of November 9, 2007, calculated based on a modified Black-Scholes-Merton option pricing model.

**                                  The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable

Form or Registration No.:    Not applicable

Filing Party:    Not applicable

Date Filed Not applicable

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Marvell Technology Group Ltd., a Bermuda company (“Marvell” or the “Company”), to amend certain outstanding options and receive restrictive stock unit (“RSU”) grants and/or cash payments as set forth under the Offer to Amend the Exercise Price of Certain Options dated November 13, 2007 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)           Name and address.

The name of the issuer is Marvell Technology Group Ltd., a company organized under the laws of  Bermuda, and the address of its principal executive office is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Marvell’s telephone number is (441) 296-6395. The information set forth in the Offer to Amend under Section 10, “Information concerning the Company,” is incorporated herein by reference.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by Marvell to holders of certain outstanding options to purchase its common stock granted under the Company’s 1995 Stock Option Plan (the “Stock Plan”), to amend certain of their outstanding options to purchase Marvell common stock and receive RSU grants and/or cash payments as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the email to all eligible employees from Michael Rashkin, dated November 13, 2007, attached hereto as Exhibit (a)(1)(B) and (iii) the Election Form attached hereto as Exhibit (a)(1)(C).

As of October 27, 2007, there were options to purchase 35,456,039 shares of Marvell common stock outstanding and eligible to participate in this Offer.

(c)           Trading market and price.

The information with respect to the Company’s common stock set forth in the Offer to Amend under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)           Name and address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)           Material terms.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “Eligibility” (Section 1), “Number of options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of RSU grants, cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)           Purchases.

None of the members of Marvell’s Board of Directors or Marvell’s executive officers may participate in the offer. The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Arrangements.

(e)           Agreements involving the subject company’s securities.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. The eligible option plan and related agreements are incorporated herein by reference as Exhibits (d)(1) through (d)(3) and contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and Section 3, “Purpose of the offer” is incorporated herein by reference.

(b)           Uses of securities acquired.

The information set forth in the Offer to Amend under Section 6, “Acceptance of options for amendment, issuance of RSU grants, cash payments, and amended options,” and Section 12, “Status of options amended by us in the offer; accounting consequences of the offer,” is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Amend under Section 3, “Purpose of the offer,” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)           Sources of funds.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 16, “Fees and expenses,” is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Amend under Section 7, “Conditions of the offer,” is incorporated herein by reference.

(d)           Borrowed funds.

Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)           Securities ownership.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

(b)           Securities transactions.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or recommendations.

Not applicable.

Item 10.   Financial Statements.

(a)           Financial information.

The information set forth in the Offer to Amend under Section 10, “Information concerning the Company,” and under Section 18, “Financial statements,” is incorporated herein by reference.

(b)           Pro forma information.

Not applicable.

Item 11.   Additional Information.

(a)           Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.

(b)           Other material information.

Not applicable.

Item 12.   Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 13, 2007
(a)(1)(B)	Email to all eligible employees from Michael Rashkin, dated November 13, 2007
(a)(1)(C)	Tender offer election form
(a)(1)(D)	Form of addendum
(a)(1)(E)	Forms of acknowledgement of receipt of election relating to the offer
(a)(1)(F)	Forms of reminder emails
(a)(1)(G)	Form of right to RSU grant and/or cash payment and option amendment
(a)(1)(H)	Screen shots of offer website at https://amend409options.marvell.com/stockselfservice/login.aspx
(a)(1)(I)	Eligible employee presentation materials
(b)	Not applicable
(d)(1)

Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the registrant’s quarterly report on Form 10-Q for the period ended July 30, 2005 as filed on September 8, 2005)

(d)(2)	Amended and Restated 1995 Stock Option Plan Form of Option Agreement
(d)(3)	Amended and Restated 1995 Stock Option Plan Form of Restricted Stock Unit Agreement
(g)	Not applicable
(h)	Not applicable

Item 13.   Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARVELL TECHNOLOGY GROUP LTD.

/s/ Michael Rashkin
Michael Rashkin
Interim Chief Financial Officer

Date: November 13, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 13, 2007
(a)(1)(B)	Email to all eligible employees from Michael Rashkin, dated November 13, 2007
(a)(1)(C)	Tender offer election form
(a)(1)(D)	Form of addendum
(a)(1)(E)	Forms of acknowledgement of receipt of election relating to the offer
(a)(1)(F)	Forms of reminder emails
(a)(1)(G)	Form of right to RSU grant and/or cash payment and option amendment
(a)(1)(H)	Screen shots of offer website at https://amend409options.marvell.com/stockselfservice/login.aspx
(a)(1)(I)	Eligible employee presentation materials
(b)	Not applicable
(d)(1)

Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the registrant’s quarterly report on Form 10-Q for the period ended July 30, 2005 as filed on September 8, 2005)

(d)(2)	Amended and Restated 1995 Stock Option Plan Form of Option Agreement
(d)(3)	Amended and Restated 1995 Stock Option Plan Form of Restricted Stock Unit Agreement
(g)	Not applicable
(h)	Not applicable